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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                       PennantPark Investment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   708062104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 19, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          |X|  Rule 13d-1(b)

          |_|  Rule 13d-1(c)

          |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 708062104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Alpine Total Dynamic Dividend Fund

     20-5785181
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States-DE
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,400,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,400,000
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,400,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV
--------------------------------------------------------------------------------

Item 1(a).      Name of Issuer:

                PennantPark Investment Corporation

      (b).      Address of Issuer's Principal Executive Offices:

                445 Park Avenue, 10th Floor, New York, NY  10022

Item 2(a)-(c).  This Statement is filed by:

                Alpine Total Dynamic Dividend Fund as the "Reporting Person."

                The principal executive office address of Alpine Total Dynamic Dividend Fund is 2500 Westchester Avenue, Suite 215, Purchase, New York, 10577. Alpine Total Dividend Fund is a Delaware statutory trust.

      (d).      Title of Class of Securities:

                Common Stock, par value $0.001 per share

      (e).      CUSIP Number:

                708062104

Item 3.         The Reporting Person is:

      (d) an investment company registered under section 8 of the Investment Company Act of 1940

Item 4.         Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: See Row 9 for the amount beneficially owned by the Reporting Person

      (b) Percent of class: See Row 11 for the percentage of class beneficially owned by the Reporting Person. Such percentage is based on 20,000,000 shares of common stock outstanding as of April 26, 2007, as reported in Form 8-K.

      (c) Number of shares as to which such person has: See Rows 5-8 for the voting and dispositive power for the Reporting Person

Item 5.         Ownership of Five Percent or Less of a Class.

                N/A

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

                N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                N/A

Item 8.         Identification and Classification of Members of the Group.

                N/A

Item 9.         Notice of Dissolution of Group.

                N/A

Item 10.        Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 29, 2008               ALPINE TOTAL DYNAMIC DIVIDEND FUND


                                        By:  /s/ Sheldon R. Flamm
                                             -----------------------------------
                                             Sheldon R. Flamm
                                             Vice President and Principal
                                             Financial and Accounting Officer